Filed pursuant to 424(b)(3)
Registration No. 333-153356

SUPPLEMENT NO. 5
DATED DECEMBER 1, 2009
TO THE PROSPECTUS DATED AUGUST 24, 2009
OF INLAND DIVERSIFIED REAL ESTATE TRUST, INC.

This Supplement No. 5 supplements, and should be read in conjunction with, the prospectus of Inland Diversified Real Estate Trust, Inc., dated August 24, 2009, as previously supplemented by Supplement No. 2 dated October 20, 2009, Supplement No. 3 dated November 5, 2009 and Supplement No. 4 dated November 19, 2009.  Unless otherwise defined in this Supplement No. 5, capitalized terms used herein have the same meanings as set forth in the prospectus.

Prior Performance of IREIC Affiliates

The following discussion updates the discussion contained in the section of our prospectus captioned “Prior Performance of IREIC Affiliates,” which begins on page 82 of the prospectus.

Prior Investment Programs

During the ten year period ending September 30, 2009, IREIC and its affiliates have sponsored three other REITs and eighty-six real estate exchange private placements, which altogether have raised more than $15.9 billion from over 360,000 investors in offerings for which Inland Securities has served as dealer manager. During that period, Inland Retail Real Estate Trust, Inc., Inland Western Retail Real Estate Trust, Inc. and Inland American Real Estate Trust, Inc. raised approximately $15 billion from over 357,000 investors.  These REITs have, or, with respect to Inland Retail Real Estate Trust, Inc., had, investment objectives similar to ours in that they seek to invest in real estate that produces both current income and long-term capital appreciation for stockholders.  Inland Western and Inland Real Estate Corporation, a fourth REIT previously sponsored by IREIC (prior to this ten year period), are self-administered REITs that acquire and manage retail properties.  Inland Real Estate Corporation focuses on neighborhood, community, power and lifestyle retail centers and single-tenant retail properties, located primarily in the Midwest.  Inland Western owns a national retail portfolio including lifestyle, power and community centers, as well as single-tenant net lease properties. Inland American focuses on retail, multi-family, industrial, lodging, office and student housing properties located in the United States.  We will actively seek to invest in the same types of assets as these entities.  We will also seek to acquire healthcare-related facilities and public infrastructure assets.

Another entity sponsored by IREIC, Inland Real Estate Exchange Corporation, offers real estate exchange transactions, on a private basis, designed, among other things, to provide replacement properties for persons wishing to complete an IRS Section 1031 real estate exchange. Thus, these private placement programs do not have investment objectives similar to ours. However, these private placement programs have owned real estate assets similar to those that we may seek to acquire, including industrial/distribution buildings, shopping centers, office buildings and other retail buildings.  The four REITs represent approximately 95% of the aggregate amount raised in offerings for which Inland Securities has served as dealer manager, approximately 99% of the aggregate number of investors, approximately 95% of properties purchased and approximately 93% of the aggregate cost of the properties purchased by the prior programs sponsored by IREIC and its affiliates.

With respect to the disclosures set forth herein, we have not provided information for Inland Retail Real Estate Trust, Inc., referred to herein as “IRRETI,” as of September 30, 2009. On February 27, 2007, all of the outstanding common stock of IRRETI was acquired in a merger with Developers Diversified Realty Corporation (“DDR”).  Pursuant to the merger agreement, DDR acquired IRRETI for a total merger consideration of $14.00 per share plus accrued but unpaid dividends for the month of February 2007 in cash, prorated in accordance with the agreement. DDR elected to pay the merger consideration to the IRRETI stockholders through a combination of $12.50 in cash and $1.50 in common shares of DDR, which equates to a 0.021569 common share of DDR. The transaction had a total enterprise value of approximately $6.2 billion. No further information regarding IRRETI is available.

We will pay fees to, and reimburse expenses incurred by, Inland Securities and our Business Manager, Real Estate Managers, TIREG and their affiliates, as described in more detail in the section of this prospectus captioned “Compensation Table.”  The other four REITs previously sponsored by IREIC have similarly compensated IREIC and each of their respective business managers, real estate managers and affiliates.  However, Inland American is the only REIT that has paid an acquisition fee to its business manager or an oversight fee to its real estate managers.  The private placement programs sponsored by Inland Real Estate Exchange Corporation pay some of the same types of fees and expenses that we pay, such as selling commissions, marketing contributions, bona fide due diligence expenses, acquisition fees and real estate management fees. However, because the business conducted by, and the underlying investment objectives of, these private placement programs are substantially different than our business and investment objectives, other fees and expenses paid by the private placement programs are not directly comparable to ours.

The following discussion and the Prior Performance Tables, included in this prospectus as Appendix A, provide information on the prior performance of the real estate programs sponsored by IREIC and its affiliates. Past performance is not necessarily indicative of future performance.

Summary Information

The following table provides summarized information concerning prior programs sponsored by IREIC or its affiliates, with the exception of IRRETI, for the ten year period ending September 30, 2009, and is qualified in its entirety by reference to the introductory discussion above and the detailed information appearing in the Prior Performance Tables in Appendix A of the prospectus. With respect to IRRETI, information is presented for the ten year period ended September 30, 2006. This information set forth in this table, and in the narrative that follows, represents capital raised by these prior programs only through offerings for which Inland Securities has served as dealer manager and, where noted, through their respective distribution reinvestment plans. All information regarding the REITs previously sponsored by IREIC is derived from the public filings by these entities. WE ARE NOT, BY INCLUDING THESE TABLES, IMPLYING THAT WE WILL HAVE RESULTS COMPARABLE TO THOSE REFLECTED IN THE TABLES BECAUSE OUR YIELD ON INVESTMENTS, CASH AVAILABLE FOR DISTRIBUTION AND OTHER FACTORS MAY BE SUBSTANTIALLY DIFFERENT. ACQUIRING OUR SHARES WILL NOT GIVE YOU ANY INTEREST IN ANY PRIOR PROGRAM.

	Inland Western Retail Real Estate Trust, Inc. as of September 30, 2009	Inland Retail Real Estate Trust, Inc. as of September 30, 2006	Inland Real Estate Corporation as of September 30, 2009 (1)(2)	Inland American Real Estate Trust, Inc. as of September 30, 2009	Inland Real Estate Exchange Private Placement Offerings as of September 30, 2009
Number of programs sponsored	1	1	1	1	86
Number of public “best efforts” offerings	2	3	4	2	0
Aggregate amount raised from investors (3)	$4,425,551,000	2,424,515,000	742,861,000	8,170,148,000	850,000,000
Approximate aggregate number of investors	110,000	57,600	22,000	190,600	2,000
Number of properties purchased	316	287	182 (4)	948 (5)	90
Aggregate cost of properties	$8,569,696,000	4,138,046,000	1,584,285,000	9,886,991,500	1,725,000,000
Number of mortgages receivable and notes receivable	4	0	0	14	0
Principal amount of mortgages receivable and notes receivable	$8,342,000	0	0	499,306,246 (6)	0
Number of investments in unconsolidated entities	2	1	8	16	0
Investment in unconsolidated entities	84,955,000	22,626	135,000	490,247,000 (7)	0
Investment in securities	30,521,000	19,248,000	10,994,000	213,116,000	0
Percentage of properties (based on cost) that were:
Commercial—
Retail	76.00%	89.00%	78.00%	23.00%	30.00%
Single-user net lease	24.00%	11.00%	22.00%	31.00%	10.00%
Nursing homes	0.00%	0.00%	0.00%	0.00%	0.00%
Offices	0.00%	0.00%	0.00%	8.00%	48.00%
Industrial	0.00%	0.00%	0.00%	3.00%	12.00%
Health clubs	0.00%	0.00%	0.00%	0.00%	0.00%
Mini-storage	0.00%	0.00%	0.00%	0.00%	0.00%
Multi-family residential	0.00%	0.00%	0.00%	7.00%	0.00%
Lodging	0.00%	0.00%	0.00%	28.00%	0.00
Total commercial	100.00%	100.00%	100.00%	100.00%	100.0%
Land	0.00%	0.00%	0.00%	0.00%	0.00%

Percentage of properties (based on cost) that were:
Newly constructed (within a year of acquisition)	37.00%	39.00%	38.00%	13.00%	31.00%
Existing construction	63.00%	61.00%	62.00%	87.00%	69.00%

Number of properties sold in whole or in part	15	13	43 (4)	2	6

Number of properties exchanged	0	0	0	0	0

(1)

With respect to Inland Real Estate Corporation, or “IRC,” the table provides summary information for the entire duration of the program, from its inception in 1994.  However, any information relating to IRC’s offerings reflects only those public offerings conducted prior to the listing of its shares on the New York Stock Exchange, plus the issuance of shares under IRC’s distribution reinvestment program.

(2)

On November 13, 2006, IRC issued $180 million aggregate principal amount of its 4.625% convertible senior notes due in 2026, which included the exercise by the initial purchasers of their option to purchase an additional $10 million to cover over-allotments.  IRC received net proceeds of approximately $177.3 million after deducting selling discounts and commissions.  IRC used the net proceeds from the offering to repurchase 2,776,000 shares of its common stock at a price equal to $18.01 per share (approximately $50 million in the aggregate) concurrently with the closing of the offering.  Neither Inland Securities nor any Inland affiliate received any fees in connection with this private placement. In addition, in May 2009, IRC completed an equity offering of approximately 17.1 million common shares at a price of $6.50 per share.  Net of underwriting fees, the offering generated net proceeds of approximately $106.4 million, excluding offering costs.  Neither Inland Securities nor any Inland affiliate received any fees in connection with this offering.  Accordingly, information regarding the private placement and May 2009 equity offering has been excluded from the table.

(3)	Includes proceeds from the issuance of shares under each program’s distribution reinvestment plan.
(4)

IRC’s joint venture with Inland Real Estate Exchange Corporation has offered tenant-in-common (“TIC”) interest in properties to investors in a private placement exempt from registration under the Securities Act of 1933, as amended.  Included in the amounts above are all properties purchased for this joint venture.  During 2007, IRC purchased ten properties, of which nine have been either partially or entirely contributed to the joint venture and subsequently sold to TIC investors by the joint venture.  During 2008, IRC purchased one property which it contributed to the joint venture and the joint venture purchased five properties directly.  Interests in five of these properties have partially or entirely been sold.  During the nine months ended September 30, 2009, IRC did not purchase or contribute any properties.

(5)	Excludes seven properties in development as of September 30, 2009.
(6)	Exclusive of notes receivable discount, impairment and related amortization.
(7)

These entities are owned by Inland American and other unaffiliated parties in joint ventures. Net income, cash flow from operations and capital transactions for these properties are allocated to Inland American and its joint venture partners in accordance with the respective partnership agreements. Inland American’s partners manage the day-to-day operations of the properties and hold key management positions.  These entities are not consolidated by Inland American, and the equity method of accounting is used to account for these investments. Under the equity method of accounting, the net equity investment of Inland American and Inland American’s share of net income or loss from the unconsolidated entity are reflected in the consolidated balance sheets and the consolidated statements of operations.

During the three years prior to September 30, 2009, Inland American purchased 883 properties, excluding development properties, Inland Western purchased twenty-eight properties and Inland Real Estate Corporation purchased one commercial property. During the three years prior to September 30, 2006, IRRETI purchased sixty-eight commercial properties. Upon written request, you may obtain, without charge, a copy of Table VI filed with the Securities and Exchange Commission in Part II of our registration statement. Table VI provides more information about these acquisitions. In addition, upon written request, you may obtain, without charge, a copy of the most recent Form 10-K annual report filed with the Securities and Exchange Commission by any of these REITs within the last twenty-four months. We will provide exhibits to each such Form 10-K upon payment of a reasonable fee for copying and mailing expenses.

Publicly Registered REITs

The information set forth below regarding IRC, Inland Western, Inland American and IRRETI is derived from the reports filed by these entities with the Securities and Exchange Commission under the Exchange Act, including without limitation the Quarterly Report on Form 10-Q as of and for the period ending September 30, 2009, filed by IRC on November 9, 2009 (referred to herein as the “IRC 10-Q”), the Quarterly Report on Form 10-Q as of and for the period ending September 30, 2009, filed by Inland Western on November 12, 2009 (referred to herein as the “Western 10-Q”), and the Quarterly Report on Form 10-Q as of and for the period ending September, 2009, filed by Inland American on November 12, 2009 (referred to herein as the “American 10-Q”).

Inland Real Estate Corporation is a self-administered REIT formed in May 1994. IRC’s shares have been listed on the New York Stock Exchange under the ticker “IRC” since June 9, 2004. IRC focuses on purchasing neighborhood, community, power, lifestyle and single tenant retail centers, which primarily provide “everyday” goods and services to consumers.  IRC also may acquire single-user retail properties throughout the United States. As of September 30, 2009, the properties owned by IRC were generating sufficient cash flow to pay operating expenses, debt service requirements and current distributions.

As of September 30, 2009, IRC owned 139 properties for an aggregate purchase price of approximately $1.6 billion. These properties were purchased in part with proceeds received from the above described offerings of shares of its common stock, borrowings secured by its properties draws on its line of credit or sales proceeds from previous sales of properties. As of September 30, 2009, IRC had debt of approximately $400.3 million secured by its properties and had $35 million and $140 million outstanding through an unsecured line of credit and term loan, respectively.

On September 30, 2009, the closing price of the stock on the New York Stock Exchange was $8.76 per share.

Investor Update.  On May 6, 2009, IRC announced that its board of directors had decided to reduce the amount of the annual distribution that it will pay for 2009 in order to enhance financial flexibility.  In particular, the board decided that IRC will pay aggregate annual distributions in an amount equal to its annual taxable income for 2009, all of which would be paid in cash.  IRC reported that the actual amount of each distribution starting with the distribution to be paid in June 2009 would be determined by the board of directors at the time it authorizes the distribution.  For each of the months from June 2009 through November 2009, IRC has paid a cash distribution of $0.0475 per share on the outstanding shares of its common stock.

Capital Raise.  Through a total of four public offerings, for which Inland Securities served as dealer manager, the last of which was completed in 1998, IRC sold a total of 51.6 million shares of common stock.  Through September 30, 2009, IRC had issued approximately 17.3 million shares of common stock through its distribution reinvestment program and repurchased approximately 5.3 million shares of common stock through its share repurchase program. Further, in May 2009, IRC completed an equity offering of approximately 17.1 million common shares at a price of $6.50 per share.  Net of underwriting fees, the offering generated net proceeds of approximately $106.4 million, excluding offering costs.  As a result of these offerings, IRC had realized total gross offering proceeds of approximately $804.0 million as of September 30, 2009.

In addition, in November 2006, IRC issued $180 million aggregate principal amount of its 4.625% convertible senior notes due in 2026, which included the exercise by the initial purchasers of their option to purchase an additional $10 million to cover over-allotments.  Through this private placement, IRC received net proceeds of approximately $177.3 million after deducting selling discounts and commissions.

Changes in Economic Conditions

In the IRC 10-Q, IRC reported that the effect of the current economic downturn is having an impact on many retailers in its portfolio, and that certain national retail chains that filed for bankruptcy in 2008, including Wickes Furniture (a tenant at five of IRC’s investment properties, comprising approximately 204,000 gross leasable square feet), Linens N Things (a tenant at three of IRC’s investment properties, comprising approximately 92,000 gross leasable square feet) and Circuit City (a tenant at two of IRC’s investment properties, comprising approximately 55,445 gross leasable square feet), had a negative impact on its portfolio.  IRC reported that it was able to re-lease four of the five vacated Wickes Furniture stores within a short period of time, and that with the new leases, it has replaced nearly all of the lost rental income from the store closings at average rates above the rejected leases.  IRC also reported that it was able to re-lease one of the three vacated Linens N Things stores at a rental rate lower than the rejected lease, and that, as of the filing of the IRC 10-Q, leasing efforts were underway to find replacement tenants for the vacated Circuit City spaces.  In addition, IRC reported that during 2009, bankruptcy filings such as, but not limited to, Ritz Camera, Washington Mutual and Robbins Brothers had a negative impact on its revenues as certain locations have closed.

IRC also reported that, in order to mitigate the decline in its revenues, it we will attempt to re-lease those spaces that are vacant, or may become vacant, at existing properties, at more favorable rental rates and generally will acquire additional investment properties, if circumstances allow.  During the nine months ended September 30, 2009, IRC executed fifty-seven new, 138 renewal and three non-comparable leases (new, previously unleased space), aggregating approximately 1.1 million square feet.  During the remainder of 2009, sixty-nine leases will be expiring in IRC’s consolidated portfolio, which comprise approximately 350,000 square feet and account for approximately 2.5% of its annualized base rent.

According to the IRC 10-Q, approximately $161 million of IRC’s consolidated mortgages payable and its $140 million term loan mature during 2010 and approximately $100 million of consolidated mortgages payable and $155 million under its line of credit mature in 2011.  Additionally, 2011 is the earliest date that IRC’s $125 million in face value of convertible notes can be redeemed or the note holder can require IRC to repurchase their note.  IRC has stated that it intends to refinance this debt at market terms available at the time of the maturities, but that there is no assurance that it will obtain terms similar to those of the expiring debt and the interest rates charged may be higher than it is currently paying.

IRC stated that it has guaranteed approximately $25.4 million of unconsolidated joint venture debt as of September 30, 2009. These guarantees are in effect for the entire term of each respective loan as set forth in the loan documents.  Accordingly to the IRC 10-Q, IRC would be required to make payments related to these guarantees upon the default of any of the provisions in the loan documents.

Impairments.  IRC’s policies with respect to impairments, and the impairments recorded for the nine months ended September 30, 2009 and the year ended December 31, 2008, are explained in more detail below.

Investment Properties.  IRC assesses the carrying values of its investment properties, whenever events or changes in circumstances indicate that the carrying amounts of these investment properties may not be fully recoverable.  Recoverability of the investment properties is measured by comparison of the carrying amount of the investment property to the estimated future undiscounted cash flows.  In order to review its investment properties for recoverability, IRC considers current market conditions, as well as its intent with respect to holding or disposing of the asset.  If IRC’s analysis indicates that the carrying value of the investment property is not recoverable on an undiscounted cash flow basis, it recognizes an impairment charge for the amount by which the carrying value exceeds the current estimated fair value of the real estate property.  During the nine months ended September 30, 2009, IRC recorded an impairment loss of approximately $1.7 million related to a 229,639 square foot community center located in Michigan City, Indiana, as well as an impairment loss of $0.1 million related to a 12,903 square foot neighborhood retail center located in Montgomery, Illinois.  During the year ended December 31, 2008, IRC recorded an impairment loss of approximately $0.7 million related to an 86,004 square foot neighborhood retail center located in Madison, Wisconsin.  Each of these properties was subsequently sold.

Marketable Securities.  IRC’s policy for assessing near term recoverability of its “available for sale” securities is to record a charge against net earnings when it determines that a decline in the fair value of a security drops below the cost basis and it believes it to be other than temporary.  As of September 30, 2009 and December 31, 2008, IRC had investments in marketable securities equal to approximately $11.0 million and $8.4 million, respectively, consisting of preferred and common stock investments.  For the nine months ended September 30, 2009 and the year ended December 31, 2008, IRC recorded approximately $2.7 million and $12.0 million, respectively, in impairments against its marketable securities portfolio.

Joint Ventures. If circumstances indicate a potential loss in value of an equity method investment, IRC evaluates the investment for impairment by estimating its ability to recover its investments from future expected cash flows. If IRC determines the loss in value is other than temporary, it will recognize an impairment charge to reflect the investment at fair value.  During the nine months ended September 30, 2009, the total impairment loss recorded by IRC’s unconsolidated joint ventures was approximately $24.5 million at the joint venture level, and IRC’s pro rata share of this loss was approximately $13.6 million.  In addition, IRC recorded approximately $2.1 million in impairment loss related to basis differences recorded for interest costs incurred for each project that could have been avoided.

Sale of Assets.  During the nine months ended September 30, 2009 and the year ended December 31, 2008, IRC sold six and twelve investment properties, respectively, for an aggregate sale price of approximately $214.3 million, resulting in an aggregate gain on sale equal to approximately $3.8 million.  In addition, during the nine months ended September 30, 2009 and the year ended December 31, 2008, IRC completed sales of portions of its existing development properties, respectively, for an aggregate sale price of approximately $15.2 million.  Proceeds from the sales of these development properties were used to pay down the outstanding balances on the respective loans, with the exception of the proceeds from the Savannah Crossing sale, which were a return of equity to IRC. See also “Appendix A – Table V” for additional information regarding IRC’s sales.

Internalization Transaction.  On July 1, 2000, IRC became a self-administered REIT by acquiring, through merger, Inland Real Estate Advisory Services, Inc., its advisor, and Inland Commercial Property Management, Inc., its property manager. As a result of the merger, IREIC, the sole stockholder of the advisor, and The Inland Property Management Group, Inc., the sole stockholder of its property manager, received an aggregate of approximately 6.2 million shares of IRC’s common stock valued at $11.00 per share, or approximately 9% of its common stock.

Current Litigation.  IRC reported that, as of September 30, 2009, it was not party to, and none of its properties was subject to, any material pending legal proceedings.

Inland Western Retail Real Estate Trust, Inc. is a self-administered REIT formed in March 2003. Inland Western focuses on the acquisition and management of strategically located retail assets, including lifestyle, power, neighborhood and community centers, as well as single-user net lease properties throughout the United States.  As of September 30, 2009, Inland Western owned 301 properties, for an aggregate purchase price of approximately $7.7 billion. These properties were purchased with proceeds received from its securities offerings and financings. Inland Western also has invested in twelve operating properties that it does not consolidate and fourteen properties in seven development joint ventures, six of which it consolidates.  As of September 30, 2009, Inland Western had borrowed approximately $4.2 billion secured by its properties.

Investor Update.  Inland Western currently pays quarterly distributions.  Inland Western has paid a total of $0.175 in distributions per share to date in calendar year 2009, including the distributions described below.  Inland Western explained that this equates to a 1.75% annualized return based on a purchase price of $10.00 per share.  On March 19, 2009, Inland Western’s board of directors declared a first quarter 2009 distribution equal to $0.048783 per share, payable to stockholders of record as of March 19, 2009. On June 9, 2009, the board of directors declared a second quarter 2009 distribution equal to $0.05 per share, payable to stockholders of record as of June 22, 2009.  Finally, as stated on the Current Report on Form 8-K/A filed by Inland Western on October 9, 2009, the board of directors declared a third quarter 2009 distribution equal to $0.025 per share, payable on October 12, 2009, to stockholders of record as of

September 30, 2009.  As each distribution is determined quarterly by Inland Western’s board of directors, the annualized yield is not necessarily indicative of future distributions.

For the purpose of reporting account values on an annual basis under the Employee Retirement Income Security Act (“ERISA”), as of December 31, 2008, the Inland Western board of directors estimated the value of the shares of Inland Western (for ERISA purposes) at $8.50 per share, which Inland Western explained in its filings reflected, among other things, the impact of adverse trends in the economy and the real estate industry.  In connection with the estimate of share value, Inland Western amended its distribution reinvestment program (referred to herein as the “Western DRP”), effective March 1, 2009, solely to modify the purchase price.  Additional shares of Inland Western stock purchased under the Western DRP on or after March 1, 2009, will be purchased at a price equal to $8.50 per share.  In addition, Inland Western suspended its share repurchase program, until further notice, on October 22, 2008.

Capital Raise.  Through a total of two public primary offerings, the last of which was completed in 2005, Inland Western Retail Real Estate Trust, Inc., which we refer to herein as Inland Western, sold a total of approximately 422.0 million shares of its common stock. In addition, through September 30, 2009, Inland Western had issued approximately 65.5 million shares through its distribution reinvestment program and had repurchased approximately 43.8 million shares through its share repurchase program. As a result, Inland Western has realized total net offering proceeds, before offering costs, of approximately $4.4 billion as of September 30, 2009.

Changes in Economic Conditions.  In the Western 10-Q, Inland Western noted that adverse changes in general or local economic conditions could result in the inability of some of its tenants to meet their lease obligations and could otherwise adversely affect its ability to attract or retain tenants.  According to the Western 10-Q, Inland Western has generally averaged an historical occupancy rate in its shopping center portfolio equal to 95.2%.  As of September 30, 2009, the occupancy rate was approximately 87%.  Inland Western has stated that the decline was, in large measure caused by the bankruptcies of Circuit City, Linens ‘n Things and Mervyn’s.  Notwithstanding, during the nine months ended September 30, 2009, Inland Western executed 130 new leases for an aggregate 918,500 square feet, including the re-leasing of one Circuit City, three Mervyn’s and seven Linens ‘n Things locations.  These leases have been signed with national tenants including:  T.J. Maxx, Ross Dress for Less, Best Buy and Kohl’s.  According to the Western 10-Q, Inland Western was in active negotiations on the majority of the remaining vacant big-box spaces resulting from these bankruptcies.  As of September 30, 2009, Inland Western had re-leased 17% of the vacated spaces and had received letters of intent or was in various stages of lease negotiations on an additional 61% of these vacated spaces.

Inland Western has approximately $788.6 million of indebtedness maturing during 2009, approximately $1.5 billion maturing during 2010 and approximately $1.2 billion maturing between 2011 and 2013.  According to the Western 10-Q, Inland Western’s mortgage loans outstanding as of September 30, 2009 were approximately $4.1 billion (of which approximately $59.2 million was recourse to Inland Western) and bore interest at a weighted average rate equal to 5.39% per annum.  Of this amount, approximately $4.0 billion bore interest at fixed rates ranging from 4.17% to 10.30% per annum and a weighted average fixed rate of 5.44% per annum.  The remaining approximately $130.1 million of outstanding indebtedness represented variable rate loans with a weighted average interest rate of 3.95% per annum.  Properties with a net carrying value of approximately $5.8 billion at September 30, 2009 and related tenant leases are pledged as collateral.

Further, during the nine months ended September 30, 2009, Inland Western obtained mortgage payable proceeds of approximately $220.4 million and made mortgage payable repayments of approximately $324.0 million. In addition, approximately $107.7 million of mortgage debt was assumed by the purchaser in the sales of investment properties.  The new mortgages payable that Inland Western entered into during the nine months ended September 30, 2009 bear interest at rates ranging from 1.71% to 8.00% per annum, and mature within two to ten years. The stated interest rates of the loans repaid during the nine months ended September 30, 2009 ranged from 1.86% to 5.50% per annum.  Inland Western stated in the Inland Western 10-Q that, as of September 30, 2009, its remaining mortgage debt maturities for 2009 were approximately $628.6 million, virtually all of which is under application or is in the process of being extended.

During the period from October 1, 2009 through November 11, 2009, the date of the Western 10-Q filing, Inland Western obtained mortgage payable proceeds of approximately $114.8 million and made mortgage payable repayments of approximately $157.8 million.  The new mortgages payable have interest rates ranging from 7.00% to 7.85% per annum and maturities from three to five years. The stated interest rates of the loans repaid during this period ranged from 4.13% to 5.28% per annum.  In addition, during this period, Inland Western had approximately $215.8 million of mortgage debt that had matured as of September 30, 2009, approximately $5.4 million of which was refinanced on October 1, 2009, approximately $6.1 million of which was repaid as part of the sale of a property on October 9, 2009, approximately $2.2 million of which was repaid and approximately $57.4 million of which was extended on November 5, 2009 to a new maturity date of December 31, 2009.  According to the Inland Western 10-Q, Inland Western was in the process of negotiating extensions for the remaining approximately $144.7 million as of the date of the Western 10-Q filing.

Impairments.  Inland Western’s policies with respect to impairments, and the impairments recorded for the nine months ended September 30, 2009 and the year ended December 31, 2008, are explained in more detail below.

Investment Properties.  Inland Western’s investment properties, including developments in progress, are reviewed for potential impairment whenever events or changes in circumstances indicate that the carrying value may not be recoverable.  Impairment indicators are assessed separately for each property and include, but are not limited to, significant decreases in property net operating income and occupancy percentages.  Impairment indicators for developments in progress are assessed by project and include, but are not limited to, significant changes in project completion dates, development costs and market factors.  If an indicator of potential impairment exists, the asset would be tested for recoverability by comparing its carrying value to the estimated future undiscounted operating cash flows, which is based upon many factors which require us to make difficult, complex or subjective judgments.  These assumptions include, but are not limited to, projecting vacancy rates, rental rates, operating expenses, lease terms, tenant financial strength, economic factors, demographics, property location, capital expenditures and sales value.  An investment property is considered to be impaired when the estimated future undiscounted operating cash flows are less than its carrying value.

During the nine months ended September 30, 2009, Inland Western recorded asset impairment charges for three multi-tenant retail properties and six single-user retail properties in an aggregate amount equal to $54.8 million.  During the year ended December 31, 2008, Inland Western recorded asset impairment charges for six single-user retail properties, three multi-tenant retail properties, one single-user office property and one consolidated joint venture operating property in an aggregate amount equal to $80 million.

Marketable Securities.  Inland Western classifies its investments in marketable securities as “available-for-sale” and they accordingly are carried at fair value, with unrealized gains and losses reported as a separate component of shareholders’ equity.  Declines in the value of these investments in marketable securities that Inland Western determines are other-than-temporary are recorded as recognized loss on marketable securities.  To determine whether an impairment is other-than-temporary, Inland Western considers whether it has the ability and intent to hold the investment until a market price recovery and considers whether evidence indicating the cost of the investment is recoverable outweighs evidence to the contrary, among other things.  Evidence considered in this assessment includes the nature of the investment, the reasons for the impairment (i.e. credit or market related), the severity and duration of the impairment, changes in value subsequent to the end of the reporting period and forecasted performance of the investee.  All available information is considered in making this determination with no one factor being determinative.  As of September 30, 2009 and December 31, 2008, Inland Western had investments in marketable securities equal to approximately $30.5 million and $118.4 million, respectively.  Inland Western did not consider its marketable securities investments with gross unrealized losses to be other than temporarily impaired as of September 30, 2009.  However, for the year ended December 31, 2008, Inland Western recorded approximately $160.3 million in impairment charges against its marketable securities portfolio.

Notes Receivable.  Inland Western’s notes receivable relate to real estate financing arrangements and bear interest at market rates based on the borrower’s credit quality and are initially recorded at face value.  A note is impaired if it is probable that Inland Western will not collect all principal and interest contractually due. The impairment is measured based on the present value of expected future cash flows discounted at a current market rate or on the fair value of the collateral when foreclosure is probable. Inland Western does not accrue interest when a note is considered impaired. Inland Western reported that based upon its judgment, one note receivable with a balance of approximately $0.3 million was impaired and fully reserved for as of September 30, 2009 and December 31, 2008 and two other notes receivable with a combined balance of approximately $17.3 million were impaired and fully reserved for as of September 30, 2009.

Joint Ventures. Inland Western’s investments in unconsolidated joint ventures are reviewed for potential impairment, in addition to impairment evaluations of the individual assets underlying these investments, whenever events or changes in circumstances warrant such an evaluation.  During the year ended December 31, 2008, Inland Western recorded approximately $3.5 million in impairment charges against its investment in unconsolidated joint ventures.

Sale of Assets.  According to its filings, during the nine months ended September 30, 2009, Inland Western sold four assets, aggregating 1,142,400 square feet, for a total sales price of approximately $226.6 million.  The aggregated sales resulted in the extinguishment of approximately $141.3 million of debt.  During the period from October 1, 2009 through November 11, 2009, the date of the Western 10-Q filing, Inland Western sold three additional assets, aggregating 391,900 square feet, for a total sales price of approximately $105.3 million, and consequently extinguished approximately $62.8 million of debt.  See also “Appendix A – Table V” for additional information regarding Inland Western’s sales.

Internalization Transaction.  On November 15, 2007, Inland Western became a self-administered REIT by acquiring, through merger, Inland Western Retail Real Estate Advisory Services, Inc., its business manager and advisor, and Inland Southwest Management Corp., Inland Northwest Management Corp., and Inland Western Management Corp., its property managers. As a result of the merger, Inland Western issued to our sponsor, IREIC, the sole stockholder of the business manager and advisor, and the stockholders of the property managers, an aggregate of approximately 37.5 million shares of Inland Western’s common stock, valued at $10.00 per share for purposes of the merger agreement, or approximately 7.7% of its common stock.

Litigation.  Inland Western previously disclosed in its Form 10-K for the fiscal years ended December 31, 2008 and December 31, 2007, respectively, the lawsuit filed against Inland Western and nineteen other defendants, including IREIC, by City of St. Clair Shores General Employees Retirement System and Madison Investment Trust in the United States District Court for the Northern District of Illinois. In an

amended complaint filed on June 12, 2008, plaintiffs alleged that all the defendants violated the federal securities laws, and certain defendants breached fiduciary duties owed to Inland Western and its shareholders, in connection with Inland Western’s merger with its business manager/advisor and property managers as reflected in its Proxy Statement dated September 12, 2007 (the “Proxy Statement”). All the defendants, including Inland Western, filed motions to dismiss the lawsuit, arguing that the amended complaint failed to comply with various rules and standards for pleading the kinds of claims in issue.

In a Memorandum Opinion and Order dated April 1, 2009 (the “Order”), the court granted in part the defendants’ motions to dismiss the amended complaint. The court dismissed five of the seven counts of the amended complaint in their entirety, including all claims that Inland Western’s board of directors breached their fiduciary duties to Inland Western and its shareholders in connection with the merger. As to the remaining two counts, which alleged that the Proxy Statement contained false and misleading statements, or omitted to state material facts necessary to make the statements therein not false and misleading, in violation of Sections 14(a) and 20(a) of the Securities Exchange Act of 1934 (the “Exchange Act”), the motions to dismiss were granted in part and denied in part. The court also held that the amended complaint adequately alleged a claim under Section 14(a) of the Exchange Act against KPMG LLP, in connection with its independent audit report for the advisor and property managers’ financial statements, and William Blair & Company, LLC, in connection with its fairness opinion that the consideration to be paid by Inland Western under the merger agreement was fair to Inland Western from a financial point of view. The court ordered the plaintiffs to file a second amended complaint conforming to the Order. Plaintiffs filed a second amended complaint on May 1, 2009.

All the defendants moved to dismiss the second amended complaint, but at a June 4, 2009 hearing, the court denied the motion to dismiss. All defendants have now answered the second amended complaint, and the court has entered a discovery schedule.

In connection with this litigation, Inland Western continues to advance legal fees for certain directors and officers and William Blair & Company, LLC as part of its obligations under existing indemnity provisions. Inland Western believes the plaintiffs’ allegations are without merit and intends to vigorously defend the lawsuit.

Inland American Real Estate Trust, Inc. is an externally managed REIT formed in October 2004.  The Inland American business manager is an affiliate of our sponsor.  Inland American focuses on acquiring and developing a diversified portfolio of commercial real estate including retail, multi-family, industrial, lodging, office and student housing properties, located in the United States and Canada.  The company also invests in joint ventures, development projects, real estate loans and real estate-related securities, and has selectively acquired REITs and other real estate operating companies. As of September 30, 2009, Inland American owned, directly or indirectly through joint ventures in which it has a controlling interest, 946 properties, representing approximately 42.7 million square feet of retail, industrial and office properties, 8,544 multi-family units and 15,125 lodging rooms. As of September 30, 2009, Inland American had borrowed approximately $5 billion secured by its properties.

Capital Raise. Inland American completed its initial public offering on July 31, 2007 and completed its follow-on offering on April 6, 2009.  Through September 30, 2009, Inland American had sold a total of approximately 790.2 million shares of its common stock, which includes 670,000 shares issued to its sponsor and business manager primarily in respect of acquisition fees. In addition, through September 30, 2009, Inland American had issued approximately 60.1 million shares through its distribution reinvestment program and had repurchased approximately 32.5 million shares through its share repurchase program. As a result, Inland American had realized total gross offering proceeds of approximately $8.2 billion as of September 30, 2009.

Investor Update. Inland American currently pays monthly distributions.  Beginning with the distribution for the month of January 2009, and through the distribution declared for the month of November 2009, Inland American has paid cash distributions at a rate equal to $0.50 per share on an annualized basis, which equates to a 5% annualized yield on a purchase price of $10.00 per share.  As Inland American was reaching the 5% limit of shares that it was permitted to redeem under its share repurchase program, its board of directors voted to suspend the program until further notice, effective March 30, 2009. Inland American has stated that this action allows it to, among other things, maintain a strong cash position to meet any financial challenges arising in an uncertain economy.

Changes in Economic Conditions.  In the American 10-Q, Inland American reviewed the occupancy rates of each of its property segments at September 30, 2009.  As September 30, 2009, the economic occupancy of Inland American’s retail segment was 94%.  As of September 30, 2009, Inland American’s retail portfolio contained only twelve retailers, renting approximately 289,348 square feet, that had filed for bankruptcy protection; Inland American stated that it did not believe these bankruptcies would have a material adverse effect on its results of operations, financial condition and ability to pay distributions.  With respect to Inland American’s lodging segment, as of September 30, 2009, the revenue per available room was $76.00, the average daily rate was $117.00 and the occupancy was 66%.  As stated in the American 10-Q, Inland American believes the decreases in these figures since September 30, 2008 were primarily a result of the current economic slowdown that has affected all industries and travel segments.  As of September 30, 2009, the economic occupancy of its office segment was 97%, the economic occupancy of its industrial segment was 97% and economic occupancy of its multi-family segment was 88%.

As of September 30, 2009, Inland American had approximately $39.7 million and $941.4 million in mortgage debt maturing in 2009 and 2010, respectively. As stated in the American 10-Q, as of September 30, 2009, Inland American was negotiating a refinancing of the maturing debt with the existing lenders at terms that will most likely require Inland American to, among other things, pay higher interest costs, which will require Inland American to use a portion of its cash balance to pay down existing principal balances. In the American 10-Q, Inland American stated that it anticipates being able to repay or refinance all of its debt on a timely basis, and believes that it has adequate sources of funds to meet its short term cash needs.

As stated in the American 10-Q, certain of Inland American’s unconsolidated joint ventures, in which it had invested approximately $490.2 million as of September 30, 2009, were experiencing longer lease-up timelines and generating lease rates less than originally expected.  The development joint ventures also have construction loans from third parties that could mature before the completion of the development.  Inland American advised that these lenders might not be willing to extend their loans or extend on terms acceptable to Inland American or its partners.  Inland American stated that it anticipated that the entities will be able to repay or refinance all of their debt on a timely basis; however, the debt maturities of the entities are not recourse to Inland American and Inland American had no obligation to fund any amounts under these obligations as of September 30, 2009.

Impairments.  Inland American’s policies with respect to impairments, and the impairments recorded for the nine months ended September 30, 2009 and the year ended December 31, 2008, are explained in more detail below.

Assets.  Inland American assesses the carrying values of its respective long-lived assets whenever events or changes in circumstances indicate that the carrying amounts of these assets may not be fully recoverable. Recoverability of the assets is measured by comparison of the carrying amount of the asset to the estimated future undiscounted cash flows. In order to review its assets for recoverability, Inland American considers current market conditions, as well as its intent with respect to holding or disposing of the asset. Fair value is determined through various valuation techniques, including discounted cash flow models, quoted market values and third party appraisals, where considered necessary. If Inland American’s analysis indicates that the carrying value of the long-lived asset is not recoverable on an undiscounted cash flow basis, Inland American recognizes an impairment charge for the amount by which the carrying value exceeds the current estimated fair value of the real estate property.  For the nine months ended September 30, 2009, Inland American recorded a provision for asset impairment of approximately $14.5 million to reduce the book value of certain of its investment properties to fair value.  In addition, Inland American recorded a loss of $148.9 million on consolidation of its investment in LIP Holdings, LLC. For the year ended December 31, 2008, Inland American recorded an approximately $20 million impairment charge on one of its developments and an approximately $13.8 million impairment charge in relation to the sale of a property.

Marketable Securities.  Inland American classifies its investment in securities in one of three categories: trading, available-for-sale, or held-to-maturity.  Trading securities are bought and held principally for the purpose of selling them in the near term.  Held-to-maturity securities are those securities which Inland American has the ability and intent to hold until maturity.  Available-for-sale securities are all securities other than trading securities and held-to-maturity securities.  Declines in the market value of any available-for-sale or held-to-maturity security below cost that Inland American deems to be other-than-temporary are recorded as impairments and reduce the carrying amount to fair value.  To determine whether an impairment is other-than-temporary, Inland American considers whether it has the ability and intent to hold the investment until a market price recovery and whether evidence indicating the cost of the investment is recoverable outweighs evidence to the contrary.  Evidence considered in this assessment include declines in the REIT and overall stock market relative to Inland American’s security positions, the estimated net asset value of the companies Inland American invests in relative to their current market prices and future growth prospects and outlook for those companies.  As of September 30, 2009 and December 31, 2008, Inland American had investments in marketable securities equal to approximately $213.1 million and $229.1 million, respectively.  For the nine months ended September 30, 2009 and the year ended December 31, 2008, Inland American recorded approximately $4.0 million and $246.2 million, respectively, in impairments against its marketable securities portfolio.

Notes Receivable.  Inland American’s notes receivable consist of installment notes from unrelated parties that mature on various dates through July 2012.  The notes are secured by mortgages on land, shopping centers and lodging facilities.  Interest only is due each month at rates ranging from 1.87% to 10.38% per annum.  The notes are secured by mortgages on land, shopping centers and hotel properties and guaranteed by the sponsors.  A note is impaired if it is probable that Inland American will not collect on all principal and interest contractually due.  The impairment is measured based on the present value of expected future cash flows discounted at the note’s effective interest rate.  Inland American does not accrue interest when a note is considered impaired.  If the ultimate collectibility of the principal balance of the impaired note is in doubt, all cash receipts on the impaired note are applied to reduce the principal amount of the note until the principal has been recovered.  As of September 30, 2009, some of Inland American’s mortgage notes receivable, with an aggregate outstanding balance of approximately $289 million, were considered impaired.  Inland American evaluates the collectibility of the notes, including an evaluation of the fair value of the collateral, which includes the review of third party appraisals.  Inland American determined that the fair value of the collateral was, as of September 30, 2009, in excess of the outstanding note receivable balance, except for four loans for which Inland American recorded approximately $22.9 million in impairments.

Joint Ventures.  Inland American reviews its investments in joint ventures for potential declines in fair value or impairment.  Impairments are recorded on joint ventures if a decline in the value of the investment has occurred that is considered to be other than temporary, without ability to recover or sustain operations that would support the value of the investment.  The valuation analysis considers the investment positions in relation to the underlying business and activities of Inland American’s investment.  As of September 30, 2009 and December 31, 2008, Inland American had investments in unconsolidated entities equal to approximately $490.2 million and $742.5 million, respectively.  For the nine months ended September 30, 2009 and the year ended December 31, 2008, Inland American recorded impairments on investments in unconsolidated entities in an amount equal to $2.7 million and $62 million respectively.

Litigation.  Contemporaneous with its merger with Winston Hotels, Inc., Inland American’s wholly-owned subsidiary, Inland American Winston Hotels, Inc., referred to herein as “Inland American Winston,” WINN Limited Partnership, or “WINN,” and Crockett Capital Corporation, or “Crockett,” memorialized in a development memorandum their intentions to subsequently negotiate and enter into a series of contracts to develop certain hotel properties, including without limitation a Westin Hotel in Durham, North Carolina, a Hampton Inn & Suites/Aloft Hotel in Raleigh, North Carolina, an Aloft Hotel in Chapel Hill, North Carolina and an Aloft Hotel in Cary, North Carolina (collectively referred to herein as the “development hotels”).

On March 6, 2008, Crockett filed an amended complaint in the General Court of Justice of the State of North Carolina against Inland American Winston and WINN.  The complaint alleges that the development memorandum reflecting the parties’ intentions regarding the development hotels was instead an agreement that legally bound the parties.  The complaint further claims that Inland American Winston and WINN breached the terms of the alleged agreement by failing to take certain actions to develop the Cary, North Carolina hotel and by refusing to convey their rights in the three other development hotels to Crockett.  The complaint seeks, among other things, monetary damages in an amount not less than $4.8 million with respect to the Cary, North Carolina property.  With respect to the remaining three development hotels, the complaint seeks specific performance in the form of an order directing Inland American Winston and WINN to transfer their rights in the hotels to Crockett or, alternatively, monetary damages in an amount not less than $20.1 million.  Inland American Winston and WINN deny these claims and, on March 26, 2008, filed a motion to dismiss the amended complaint.  On March 13, 2009, the court denied the motion to dismiss.  Inland American Winston and WINN have filed answers and affirmative defenses to the amended complaint as well as counter claims against the plaintiff.  The parties are now undertaking discovery.  Inland American’s management does not believe that the outcome of this lawsuit can be predicted with any certainty and they are currently unable to estimate an amount or range of potential loss that could result if an unfavorable outcome occurs.

On May 22, 2009, Inland American Concord (Sub), LLC (“IA Sub”) filed an action against Lex-Win Concord LLC (“Concord”) in the Delaware Court of Chancery seeking a declaration in connection with certain of Inland American’s rights and obligations under the Limited Liability Company Agreement (“Agreement”) that governs this venture.  IA Sub filed this action, in part, due to a capital call demanded by Concord, which was, in purpose or effect, directed toward satisfying a lender’s concerns about the venture’s ability to perform under its existing credit facilities.  IA Sub claims, as a result of the foregoing, that it was not required to fund the capital call. In response to this action, Concord has answered and filed counterclaims against IA Sub.  It claims that IA Sub is required to fund the additional capital and it also claims damages against IA Sub for not contributing the additional capital.  A negative outcome in the litigation could impact the priority of future capital calls or a future liquidation, including a loss of Inland American’s preferred position.  A negative outcome on the counterclaim could also subject IA Sub to damages.  Inland American has stated that it believes, however, that there are good and valid defenses to any claim for damages against IA Sub.  IA Sub intends to vigorously pursue its case and defend its position with regard to the counterclaim.  Upon motion of Concord, the court set a trial date for the week of February 22, 2010.  The parties are now undertaking discovery on an expedited basis. The outcome of this lawsuit cannot be predicted with any certainty and Inland American’s management is currently unable to estimate an amount or range of potential loss that could result if an unfavorable outcome occurs.

On July 21 2009, Inland American (LIP) Sub, L.L.C., (“IA LIP Sub”) filed an action against Robert Lauth, Michael Curless, Gregory Gurnick, Lawrence Palmer, (collectively “the Defendants”) and Thomas Peck (the “Peck Defendant”) for civil fraud, deception, racketeering, conspiracy and other violations of law (the “Lawsuit”) in order to recover damages with regard to certain losses of IA LIP Sub which occurred as a result with IA LIP Sub’s investment LIP Holdings, L.L.C. (“Holdings”).  On September 10, 2009, the Defendants filed answers and counterclaims against IA LIP Sub claiming breach of contract, promissory estoppel, constructive fraud, and breach of duty of good faith and fair dealing, claiming that IA LIP Sub promised to contribute additional funds to Holdings.  IA LIP Sub denies all aspects of this counterclaim, and believes that it was filed, without basis in fact, in an attempt to gain leverage over IA LIP Sub in connection with the Lawsuit.  On September 16, 2009, the Peck Defendant filed answers and counterclaims against IA LIP Sub claiming, inter alia, that the Lawsuit was filed against Peck for the purpose of inducing Peck to cooperate with IA LIP Sub in its prosecution of its claims against the Defendants.  IA LIP Sub denies all aspects of this counterclaim.  The parties are now undertaking discovery. Inland American’s management does not believe that the outcome of this lawsuit can be predicted with any certainty and they are currently unable to estimate an amount or range of potential loss that could result if an unfavorable outcome occurs.

In the American 10-Q, Inland American stated that its management does not believe that an adverse outcome in the above lawsuits would have a material adverse effect on Inland American’s financial condition, but there can be no assurance that an adverse outcome would not have a material effect on Inland American’s results of operations for any particular period.

Inland Retail Real Estate Trust, Inc. was a self-administered REIT formed in February 1999.  IRRETI focused on purchasing shopping centers located east of the Mississippi River in addition to single-user retail properties in locations throughout the United States. IRRETI sought to provide investors with regular cash distributions and a hedge against inflation through capital appreciation. As of September 30, 2006, the properties owned by IRRETI were generating sufficient cash flow to pay operating expenses and an annual cash distribution of $0.83 per share, a portion of which was paid monthly.

As of September 30, 2006, IRRETI owned 287 properties for an aggregate purchase price of approximately $4.1 billion. These properties were purchased with proceeds received from the above described offerings of shares of its common stock, financings sole of properties and the line of credit. As of September 30, 2006, IRRETI had borrowed approximately $2.3 billion secured by its properties.

Capital Raise.  Through a total of three public offerings, the last of which was completed in 2003, IRRETI sold a total of approximately 213.7 million shares of its common stock. In addition, through September 30, 2006, IRRETI had issued approximately 41.1 million shares through its distribution reinvestment program, and repurchased a total of approximately 11.4 million shares through the share reinvestment program. As a result, IRRETI had realized total net offering proceeds of approximately $2.4 billion as of September 30, 2006. On December 29, 2004, IRRETI issued approximately 19.7 million shares as a result of a merger with its advisor and property managers, as described below.

Internalization Transaction. On December 29, 2004, IRRETI became a self-administered REIT by acquiring, through merger, Inland Retail Real Estate Advisory Services, Inc., its business manager and advisor, and Inland Southern Management Corp., Inland Mid-Atlantic Management Corp., and Inland Southeast Property Management Corp., its property managers. As a result of the merger, IRRETI issued to our sponsor, IREIC, the sole stockholder of the business manager and advisor, and the stockholders of the property managers, an aggregate of approximately 19.7 million shares of IRRETI’s common stock, valued at $10.00 per share for purposes of the merger agreement, or approximately 7.9% of its common stock.

Sale.  As noted above, on February 27, 2007, IRRETI and DDR completed a merger.

Distributions by Publicly Registered REITs

The following tables summarize distributions paid by IRC, Inland Western and Inland American through September 30, 2009. The rate at which each company raises capital, acquires properties and generates cash from all sources determines the amount of cash available for distribution. As described in more detail below, IREIC or its affiliates agreed, from time to time, to either forgo or defer all or a portion of the business management and advisory fees due them to increase the amount of cash available to pay distributions while each REIT raised capital and acquired properties. As described below, IREIC also advanced monies to Inland Western to pay distributions. Inland Western has since repaid these advances. With respect to IRC, from 1995 through 2000, IREIC or its affiliates agreed to forgo approximately $10.5 million in advisor fees. With respect to IRRETI, from 1999 through 2004, IREIC or its affiliates agreed to forgo approximately $3.2 million and deferred an additional $13.1 million in advisor fees. As of December 31, 2004, IRRETI had paid IREIC or its affiliates all deferred advisor fees. With respect to Inland Western, since 2003 through September 30, 2009, IREIC or its affiliates received approximately $84 million in advisor fees and agreed to forgo an additional $129 million. During this time, IREIC also advanced funds to Inland Western to pay distributions. In 2003 and 2004, Inland Western received approximately $1.2 million and $4.7 million, respectively, for an aggregate amount of approximately $5.9 million. IREIC forgave approximately $2.4 million of this amount, which is included as “additional paid in capital” in Inland Western’s financial statements, and Inland Western had repaid the remaining $3.5 million.  For the years ended December 31, 2007 and 2008, Inland American incurred business management fees of approximately $9 million and $18.5 million, or approximately 0.20% and 0.22% of its average invested assets on an annual basis, respectively, in each case which are less than the full 1% fee that the business manager could be paid.  For the nine months ended September 30, 2009, Inland American incurred an $27.0 million business management fee and an investment advisory fee of approximately $1.0 million, which together are less than the full 1% fee that its business manager could be paid.

In each case, if IREIC or its affiliates had not agreed to forgo or defer all or a portion of the advisor fee, or, in the case of Inland Western, advance monies to pay distributions, the aggregate amount of distributions made by each REIT may have been reduced or the REIT would have likely had to decrease the number of properties acquired or the pace at which it acquired properties.  Our Business Manager may agree to forgo or defer all or a portion of its business management fee during the periods that we are raising capital and acquiring real estate assets with this capital. Our Business Manager is not, however, obligated to forgo any portion of this fee, thus we may pay less in distributions or have less cash available to acquire real estate assets. See “Risk Factors – Risks Related to Our Business” for a discussion of risks associated with the availability and timing of our cash distributions.

Inland Real Estate Corporation – Last Offering By Inland Securities Completed In 1998

	Total Distribution	Ordinary Income(1)	Non Taxable Distribution(2)	Capital Gain Distribution(3)	Total Distributions per Share(4)
	$	$	$	$	$
1998	35,443,213	27,015,143	8,428,070	—	.88
1999	48,379,621	35,640,732	12,738,889	—	.89
2000	52,964,010	40,445,730	12,518,280	—	.90
2001	58,791,604	45,754,604	12,662,414	374,586.93
2002	60,090,685	41,579,944	18,315,640	195,101.94
2003	61,165,608	47,254,096	13,577,679	333,833.94

2004		62,586,577	53,458,760	7,883,026	1,244,791.94
2005	(5)	58,867,790	57,502,980	—	1,364,810.87
2006	(6)	64,689,179	55,737,360	8,520,125	431,694.96
2007	(6)	63,659,150	59,860,450	516,781	3,281,919.98
2008	(6)	64,714,708	56,250,016	7,521,418	943,274.98
2009	(7)	43,255,787	43,255,787	(8)	(8) .60
		674,607,932	563,755,602	102,682,322	8,170,008

_________________________

(1)

The breakout between ordinary income and return of capital is finalized on an annual basis after the calendar year end.

(2)

Represents a reduction in basis for federal income tax purposes resulting from cash distributions (other than in respect of property sale proceeds) in excess of current or accumulated earnings and profits.

(3)

Represents a capital gain distribution for federal income tax purposes.

(4)

This assumes that the share was held as of January 1 of the applicable year.

(5)

For the year ended December 31, 2005, IRC declared distributions of $0.95 per diluted weighted average number of shares outstanding and distributed $0.87 per share for the eleven-month period February 17, 2005 through December 19, 2005.  The distribution declared on December 20, 2005 with a record date of January 3, 2006 and payment date of January 17, 2006 is reportable for tax purposes in 2006 and is not reflected in the 2005 calculation.

(6)

The December distribution declared in December in each year and with a payment date in January of the following year, is reportable for tax purposes in the year in which the payment was made.

(7)

On May 6, 2009, IRC announced that the actual amount and timing of each distribution starting with the distribution paid in June 2009 will be determined by its board at the time it authorizes the distribution.

(8)

These amounts cannot be determined at present.

Inland Western Retail Real Estate Trust, Inc. – Last Offering By Inland Securities Completed In 2005

	Total Distribution	Ordinary Income(1)	Non Taxable Distribution(2)	Capital Gain Distribution(3)	Total Distributions per Share(4) (5)
	$	$	$	$	$
2003	358,000	—	358,000	—	.13	(6)
2004	54,542,000	29,998,000	24,544,000	—	.66
2005	211,327,000	114,117,000	97,210,000	—	.64
2006	283,769,000	128,962,000	154,807,000	—	.64
2007	290,550,000	141,560,000	148,990,000	—	.64
2008	309,192,000	114,625,000	194,567,000	—	.64
2009	72,924,000	72,924,000	(7)	(7)	.12
	1,222,662,000	602,186,000	620,476,000	—

_________________________

(1)

The breakout between ordinary income and return of capital is finalized on an annual basis after the calendar year end.

(2)

Represents a reduction in basis for federal income tax purposes resulting from cash distributions (other than in respect of property sale proceeds) in excess of current or accumulated earnings and profits.

(3)

Represents a capital gain distribution for federal income tax purposes.

(4)

In December 2008, the board of directors of Inland Western amended the stockholder distribution policy so that beginning in 2009, distributions are paid quarterly as opposed to monthly.

(5)

This assumes that the share was held as of January 1 of the applicable year.

(6)

Inland Western began paying monthly distributions in November 2003.  This amount represents total distributions per share paid during the period from November 2003 through December 2003.

(7)

These amounts cannot be determined at present.

Inland American Real Estate Trust, Inc. – Offering By Inland Securities Completed In 2009

		Total Distribution	Ordinary Income(1)	Non Taxable Distribution(2)	Capital Gain Distribution(3)	Total Distributions per Share(4)
		$	$	$	$	$
2005		123,000	—	123,000	—	.11	(5)
2006		33,393,000	16,696,000	16,697,000	—	.60
2007		222,697,000	140,996,000	81,701,000	—	.61
2008		405,925,000	211,686,000	194,239,000	—	.62
2009	(6)	309,326,000	309,326,000	(7)	(7)	.38
		971,464,000	678,704,000	292,760,000

_________________________

(1)

The breakout between ordinary income and return of capital is finalized on an annual basis after the calendar year end.

(2)

Represents a reduction in basis for federal income tax purposes resulting from cash distributions (other than in respect of property sale proceeds) in excess of current or accumulated earnings and profits.

(3)

Represents a capital gain distribution for federal income tax purposes.

(4)

This assumes that the share was held as of January 1 of the applicable year.

(5)

Inland American began paying monthly distributions in November 2005.  This amount represents total distributions per share paid during the period from November 2005 through December 2005.

(6)

On January 20, 2009, the Inland American board of directors voted unanimously to determine each monthly distribution rate on an adjustable basis.

(7)

These amounts cannot be determined at present.

Inland Retail Real Estate Trust, Inc. – Last Offering By Inland Securities Completed In 2003

	Total Distribution		Ordinary Income(1)		Non Taxable Distribution(2)		Capital Gain Distribution(3)		Total Distributions per Share(4)
	$		$		$		$		$
1999	1,396,861		318,484		1,078,377		—		.49	(5)
2000	6,615,454		3,612,577		3,002,877		—		.77
2001	17,491,342		10,538,534		6,952,808		—		.80
2002	58,061,491		36,387,136		21,674,355		—		.82
2003	160,350,811		97,571,099		62,779,712		—		.83
2004	190,630,575		110,922,403		79,708,172		—		.83
2005	193,733,000		146,820,000		45,713,000		1,200,000.76			(6)
2006	162,705,000	(1)	162,705,000	(1)	—	(1)	—	(1)
	790,894,534		568,875,233		220,909,301		1,200,000

_________________________

(1)

The breakout between ordinary income and return of capital is finalized on an annual basis after the calendar year end.  Because of the acquisition by DDR, this information reflects distributions as of September 30, 2006.

(2)

Represents a reduction in basis for federal income tax purposes resulting from cash distributions (other than in respect of property sale proceeds) in excess of current or accumulated earnings and profits.

(3)

Represents a capital gain distribution for federal income tax purposes.

(4)

This assumes that the share was held as of January 1 of the applicable year.

(5)

IRRETI began paying monthly distributions in May 1999.  This amount represents total distributions per share made during the period from May 1999 through December 1999.

(6)

For the year ended December 31, 2005, IRRETI declared distributions of $0.83 per diluted weighted average number of shares outstanding and distributed $0.76 per share for the eleven-month period February 7, 2005 through December 7, 2005.

Private Partnerships

Through September 30, 2009, affiliates of IREIC have sponsored 515 private placement limited partnerships which have raised more than $526.4 million from approximately 17,000 investors and invested in properties for an aggregate price of more than $1 billion in cash and notes. Of the 522 properties purchased, 93% have been located in Illinois. Approximately 90% of the funds were invested in apartment buildings, 6% in shopping centers, 2% in office buildings and 2% in other properties. Including sales to affiliates, 507 partnerships have sold their original property investments. Officers and employees of IREIC and its affiliates invested more than $17 million in these limited partnerships.

From January 1, 1999 through September 30, 2009, investors in these private partnerships have received total distributions in excess of $599 million consisting of cash flow from partnership operations, interest earnings, sales and refinancing proceeds and cash received from the course of property exchanges.

1031 Exchange Private Placement Offering Programs

In March 2001, IREIC formed Inland Real Estate Exchange Corporation, or IREX, to, among other things, provide replacement properties for people wishing to complete an IRS Section 1031 real estate exchange as well as investors seeking a quality multi-owner real estate investment. Through September 30, 2009, IREX had offered the sale of eighty-six real estate exchange private placements containing ninety properties with a total property value of approximately $1.7 billion.

The following table summarizes certain aspects of the offering and distributions for each of the 1031 exchange private placement offerings through September 30, 2009:

Name of Entity	Number of Investors	Offering Equity	Offering Completed	Distributions To Date	2009 Annualized Distribution	2008 Annualized Distribution	2007 Annual Distribution
		($)		($)	(%)	(%)	(%)
Landings of Sarasota DBT(A)	9	4,000,000	05/2002	8,487,300	N/A	N/A	N/A
Sentry Office Building DBT	7	3,500,000	04/2002	3,504,634	17.55	16.91	16.28
Pets Bowie DBT	7	2,600,000	07/2002	3,067,064	16.28	15.70	15.70
1031 Chattanooga DBT	9	1,900,000	05/2002	1,861,391	11.20	11.20	11.20
Lansing Shopping Center DBT	5	5,000,000	09/2001	4,311,683	11.59	11.59	11.19
Inland 220 Celebration Place DBT	35	15,800,000	09/2003	9,847,897	9.72	9.72	9.31
Taunton Circuit DBT (B)	1	3,750,000	09/2002	6,210,312	N/A	N/A	8.31
Broadway Commons DBT (C)	32	8,400,000	12/2003	6,915,974	10.41	10.96	11.55
Bell Plaza 1031, LLC (B)	1	890,000	11/2003	1,690,298	N/A	N/A	6.93
Inland 210 Celebration Place DBT (D)	1	6,300,000	01/2003	3,536,764	10.94	9.72	11.21
CompUSA Retail Building, LLC (E)	11	3,950,000	02/2004	1,446,500	0.00	0.00	7.00
Janesville Deere Distribution Facility 1031, LLC (F)	35	10,050,000	01/2004	4,694,275	7.24	6.96	8.15
Fleet Office Building 1031, LLC (G)	30	10,000,000	01/2004	22,080,639	N/A	8.52	8.77
Davenport Deere Distribution Facility 1031, LLC	35	15,700,000	04/2004	7,137,240	8.50	8.40	7.36
Grand Chute DST	29	6,370,000	03/2004	3,377,342	8.66	8.58	9.32
Macon Office DST	29	6,600,000	03/2004	3,266,215	8.74	8.54	8.35
White Settlement Road Investment, LLC	1	1,420,000	12/2003	702,260	9.60	8.34	8.34
Plainfield Marketplace 1031, LLC (H)	31	12,475,000	06/2004	5,124,627	6.81	7.24	7.21
Pier 1 Retail Center 1031, LLC (I)	22	4,300,000	06/2004	1,222,235	0.00	0.00	8.14
Long Run 1031, LLC (J)	1	4,935,000	05/2004	2,119,113	N/A	N/A	8.69
Forestville 1031, LLC	1	3,900,000	05/2004	1,463,711	6.98	6.98	6.98
Bed, Bath & Beyond 1031, LLC (K)	20	6,633,000	08/2004	2,609,588	7.40	7.65	7.53
Cross Creek Commons 1031, LLC (L)	26	6,930,000	08/2004	2,810,906	6.06	7.75	7.68

BJ’s Shopping Center 1031, LLC (M)	22	8,365,000	01/2005	3,209,167	3.98	8.55	8.12
Barnes & Noble Retail Center 1031, LLC	12	3,930,000	02/2005	1,349,538	6.76	6.68	6.68
Port Richey 1031, LLC (N)	1	3,075,000	07/2004	1,475,427	11.70	8.28	8.28
Walgreen Store Hobart 1031, LLC	24	6,534,000	02/2005	4,708,196	7.06	6.91	6.91
Kraft Cold Storage Facility 1031, LLC (O)	19	5,667,000	12/2004	1,976,508	6.43	7.21	7.00
Huntington Square Plaza 1031, LLC	39	20,050,000	06/2005	6,457,560	6.98	6.66	6.51
Best Buy Store Reynoldsburg 1031, LLC (P)	19	5,395,000	02/2005	1,725,071	5.98	6.73	6.73
Jefferson City 1031, LLC	28	10,973,000	04/2005	4,005,785	7.96	7.96	7.96
Stoughton 1031, LLC	27	10,187,000	05/2005	3,282,971	6.66	6.66	6.66
Indianapolis Entertainment 1031, LLC (Q)	1	1,129,000	11/2004	393,951	6.38	7.79	7.31
Mobile Entertainment 1031, LLC (Q)	1	808,000	11/2004	284,942	6.36	7.82	7.65
Chenal Commons 1031, LLC	19	7,550,000	06/2005	2,671,353	7.80	7.64	7.87
Oak Brook Kensington 1031, LLC	60	23,500,000	12/2006	7,673,882	7.79	7.45	7.42
Columbus 1031, LLC	38	23,230,000	12/2006	8,105,914	8.12	8.77	7.81
Edmond 1031, LLC	1	1,920,000	05/2005	663,302	7.96	7.96	7.96
Taunton Broadway 1031, LLC (R)	1	1,948,000	08/2005	239,051	(J)	(J)	(D)
Wilmington 1031, LLC	1	2,495,000	09/2005	707,679	7.09	7.09	7.09
Wood Dale 1031, LLC (B)	16	3,787,500	03/2006	4,998,660	N/A	N/A	7.34
Cincinnati Eastgate 1031, LLC	13	3,210,000	06/2006	825,275	7.00	7.00	7.00
Norcross 1031, LLC	1	3,000,000	11/2005	805,598	6.90	6.90	6.90
Martinsville 1031, LLC	1	2,360,000	12/2005	601,295	6.74	6.74	6.74
Indiana Office 1031, LLC	34	18,200,000	03/2006	5,290,413	7.73	7.73	7.65
Yorkville 1031, LLC	21	8,910,000	03/2006	2,001,302	6.28	6.09	5.91
Louisville 1031, LLC	39	18,830,000	06/2006	4,637,916	7.00	7.00	7.00
Madison 1031, LLC (S)	1	1,387,500	03/2006	324,913	6.22	7.00	7.00
Murfreesboro 1031, LLC (T)	20	7,185,000	06/2006	1,502,624	6.06	6.06	6.00
Aurora 1031, LLC (S)	1	1,740,000	06/2006	374,549	6.17	7.01	7.00
Craig Crossing 1031, LLC (U)	29	14,030,000	08/2006	2,786,983	5.96	6.17	6.17
Charlotte 1031, LLC	52	24,105,000	03/2007	4,869,454	6.05	6.05	6.06
Olivet Church 1031, LLC (V)	33	10,760,000	03/2007	1,957,138	3.34	6.24	6.27
Glenview 1031, LLC	38	23,350,000	05/2007	4,379,731	6.25	6.25	6.25
Yuma Palms 1031, LLC (W)	32	42,555,000	06/2007	7,349,786	4.33	6.25	6.23
Honey Creek, LLC (X)	40	13,137,300	06/2007	1,950,624	3.26	6.29	6.29
Dublin 1031, LLC	19	10,550,000	05/2007	1,850,237	7.02	6.40	6.40
Inland Riverwoods, LLC	40	15,712,805	06/2007	2,696,080	7.25	6.86	6.48
Inland Sioux Falls, LLC	40	18,110,000	07/2007	3,093,792	7.28	7.03	6.89
Burbank 1031 Venture, LLC	1	5,285,000	09/2007	664,288	6.20	6.20	6.20
Houston 1031 Limited Partnership	35	32,900,000	09/2007	4,527,524	6.22	6.09	6.00
Inland Chicago Grace Office L.L.C.	30	7,097,195	08/2007	981,605	6.67	6.30	6.06
Plano 1031 Limited Partnership (Y)	28	16,050,000	11/2007	2,591,348	7.76	7.33	7.19
Eden Prairie 1031, DST	23	9,573,827	11/2007	1,605,092	8.06	8.06	8.05
Carmel 1031 L.L.C. (Z)	1	3,655,000	11/2007	429,609	6.40	6.40	6.68
West St. Paul 1031 Venture L.L.C.	28	4,315,000	03/2008	543,777	6.30	6.30	6.32
Schaumburg 1031 Venture L.L.C.	16	9,950,000	01/2008	1,188,033	6.26	6.23	6.05
Waukesha 1031 DST	28	11,490,000	01/2008	1,638,098	7.43	7.43	7.44
Tampa-Coconut Palms Office Bldg 1031, LLC	23	13,866,000	03/2008	1,442,437	5.81	5.58	5.58
Delavan Crossing 1031 Venture, LLC	1	5,295,000	03/2008	488,386	6.16	6.11	N/A
Geneva 1031, LLC	38	15,030,000	05/2008	1,690,332	6.87	6.69	N/A
Memorial Square Retail Center (AA)	35	19,840,000	08/2008	1,359,044	3.14	6.00	N/A
Greenfield Commons Retail Building	1	3,556,000	07/2008	266,307	6.22	6.21	N/A

Telecommunications 1031 Venture, DST	60	23,265,000	06/2008	2,389,247	6.60	6.38	N/A
GE Inspections Technologies Buildings	24	6,915,000	08/2008	640,891	6.21	6.14	N/A
Flowserve Industrial Building	21	5,515,000	08/2008	471,475	6.42	6.41	N/A
Pueblo 1031, DST	29	10,070,000	09/2008	914,460	6.57	6.23	N/A
Countrywood Crossing Shopping Center	36	28,990,000	*	2,411,194	6.65	6.65	N/A
Fox Run Square Shopping Center	34	13,435,000	01/2009	1,128,449	6.68	6.77	N/A
Midwest ISO Office Building	40	15,420,000	08/2009	1,132,016	6.82	6.68	N/A
LV-M Venture Holdings DST	59	37,789,715	*	2,658,129	6.51	6.45	N/A
University of Phoenix Building	14	3,470,000	07/2009	150,341	6.50	N/A	N/A
RR-HV Venture Holdings DST	74	47,140,485	*	3,062,828	6.50	6.50	N/A
Charlotte Office 1031, DST	32	11,317,600	*	649,380	6.27	N/A	N/A
Bristol 1031, DST	36	8,302,000	*	353,833	7.31	N/A	N/A
Austell 1031, DST	50	8,100,800	*	332,909	7.04	N/A	N/A
	$900,712,727			$244,425,668

_________________________

*

Offering was not complete as of September 30, 2009.

(A)

This property was sold in 2005.

(B)

These properties were sold in 2007.

(C)

For calendar years 2006, 2007 and 2008, these properties outperformed the projections contained in the private placement memorandum.  With the completion of the calendar year 2009, a determination will be made as to any additional operational cash and it will be distributed as an additional distribution to the investor.

(D)

The owner of this property chose to allocate September 2008 net rental cash flow to fund landlord required capital improvements.

(E)

CompUSA vacated its space in October 2006 and continued paying rent through August 2007.  CompUSA ceased paying rent in September 2007.  CompUSA never filed bankruptcy but instead settled out of court with creditors and vendors.  The settlement provided $530,436.00 to the owners.  In November 2007, the CompUSA owners unanimously determined to cease paying quarterly distributions until the facility was re-tenanted.

(F)

This property was refinanced in February 2008, and the interest rate increased from 4.84% to 6.1%.

(G)

This property was sold in 2008.

(H)

Gymboree, which occupied 2,819 square feet of the total 125,057 square feet, vacated its space in December 2007. For 2009, the annual distribution percentage has been re-projected at 6.81% until the vacant space is re-tenanted.

 (I)

Bombay, which occupied 8,192 of the total 21,071 square feet, filed for Chapter 11 Bankruptcy in September 2007.  Bombay vacated its space in January 2008 and paid rent through January 2008, with the exception of September 2007 rent of $33,800, which was part of a pre-petition claim.  IREX has submitted an administrative claim to the bankruptcy court for the pre-bankruptcy petition and unpaid September 2007 rent.  In February 2008 quarterly distributions were suspended until the facility is re-tenanted.  In January 2009, the loan’s hyper-amortization provision came into effect.   This provision increases the interest rate from 4.0% to 6.0% and also requires all rents in excess of operating expenses be use to pay down the loan balance.

 (J)

In June 2007, the sole investor of the Long Run property elected to terminate the property management agreement with an affiliate of the sponsor and manage the property on his own.

(K)

Golfsmith, which occupies 30,036 square feet of the total 100,773 square feet, submitted a request for a rental rate reduction from $13.00 per square foot to $9.88 per square foot for a period of two years commencing in April 2009 and expiring in March 2011.  After this two year period, the base rent reverts to the original rental rate of $13.00 per square foot through the end of the original lease term of September 30, 2012.  The co-owners agreed to the temporary rental reduction to help the tenant through unprecedented economic times.  However, IREX, the asset manager, was able to negotiate a better deal.  Instead of paying $9.88 per square foot, Golfsmith has agreed to pay $12 per square foot.  As a result, the 2009 and 2010 annual distribution percentages have been re-projected at 7.29% and 7.14%, respectively.

 (L)

Currently, there are three vacancies.  Paul’s Liquors, which occupied 2,600 square feet, vacated February 28, 2007; Pak Mail, which occupied 1,300 square feet, vacated July 20, 2008; and Quality +Plus Cleaners, which occupied 1,300 square feet, vacated December 14, 2008.  For 2009, the annual distribution percentage has been re-projected at 6.00% until the vacant spaces are re-tenanted.

 (M)

In May 2009 the loan’s hyper-amortization provision came into effect.  This provision increases the interest rate from 4.0% to 6.0% and also requires all rents in excess of operating expenses to be used to pay down the loan balance.

(N)

Variance from the projected cash-on-cash return was due to a potential vacancy from Movie Gallery, Inc. (“Hollywood Video”).  In 2007, Hollywood Video filed for Chapter 11 Bankruptcy filing.  While the sole owner elected to contribute a portion of the 2007-2008 net rental income to the working capital reserve for possible re-tenanting costs, Hollywood Video accepted its lease and will remain a tenant at the center.  Therefore, the 2009 annual distribution percentage has been increased to 11.49% as compared to the original projection in the offering memorandum of 10.84% due to a return of some of the working capital reserve, which is no longer needed.

 (O)

In August 2009 the loan’s hyper-amortization provision came into effect.  This provision increases the interest rate from 5.39% to 7.39% and also requires all rents in excess of operating expenses to be used to pay down the loan balance.

(P)

In September 2009 the loan’s hyper-amortization provision came into effect.  This provision increases the interest rate from 4.95% to 6.95% and also requires all rents in excess of operating expenses to be used to pay down the loan balance.

(Q)

The loans securing these properties have been amended to extend the maturity date from June 2009 to June 2011 and the interest rate for Indianapolis increased from 5.50% to 9.25% and for Mobile from 5.50% to 9.50%.

 (R)

The Commonwealth of Massachusetts instituted an eminent domain proceeding to acquire the property for expansion of its courthouse. Upon the eminent domain taking by the Commonwealth of Massachusetts, Walgreens, the tenant, stopped making payments to the sole owner. The sole owner has retained legal counsel located in Massachusetts to negotiate and settle the proceeding.  The property’s performance prior to the eminent domain was consistent with the projections in the offering memorandum.

  (S)

The owner of this property chose to reduce the monthly net rental cash flow payments to fund landlord required capital repairs.

 (T)

Currently, there are five vacancies totaling 9,771 square feet of the total 88,257 square feet at the center.  Two spaces, totaling 4,200 square feet, were previously vacant.  The remaining vacant space was previously occupied by the following tenants:  Thin and Healthy, which occupied 2,771 square feet, vacated its space in August 2008; Mezza Cuisine, which occupied 1,400 square feet, filed for Chapter 13 Bankruptcy in October 2008; Innsbrooke Wine & Spirits, which occupied 1,400 square feet, vacated its space in January 2009.  For 2009, the annual distribution percentage has been re-projected at 6.06% until the vacant spaces are re-tenanted.

 (U)

A tenant with 2,828 out of a total 128,394 leasable square feet vacated increasing the total vacancy to 5% of the total leasable square feet.

 (V)

Cost Plus, which occupied 18,230 of the total 165,600 square feet, closed its store at the Olivet Church Center on May 15, 2008.  Cost Plus paid its rent through August 2008 and on August 21, 2008, investors approved a Cost Plus lease termination.  The termination provided $900,000 to the owners.  For 2009, the annual percentage distribution has been re-projected at 3.28% until the vacant spaces are re-tenanted.

(W)

Linens ‘N Things (“Linens”), which occupied 29,943 square feet of the total 496,692 square feet, filed for Chapter 11 Bankruptcy in May, 2008.  In October, 2008 the bankruptcy court approved a motion to change the Linens bankruptcy filing from Chapter 11 to Chapter 7.  Linens vacated its space in August 2008 and paid rent through August 2008, with the exception of May 2008 rent, which was part of a pre-petition claim.  An administrative claim has been filed with the bankruptcy court, for the pre-bankruptcy petition, unpaid May 2008 rent.  For 2009, the annual distribution percentage has been re-projected at 5.00% until the vacant space is re-tenanted.

 (X)

Dress Barn, which occupies 7,005 square feet, exercised its right to terminate under its lease.  In June 2008, the Honey Creek owners unanimously voted to modify the Dress Barn lease in order to keep the tenant, reducing the rent from $15.74 to $11.00 per square foot starting in November 2009.  Linens ‘N Things filed for Chapter 11 Bankruptcy in May 2008. In October 2008, the bankruptcy court approved a motion to change the Linens ‘N Things bankruptcy from Chapter 11 to Chapter 7.  Linens ‘N Things occupied 25,127 square feet in the shopping center.  In December 2008, the owners of the property unanimously consented to accept JoAnn’s Stores, Inc. as a replacement tenant in the 25,127 square foot space.  The new base rent is $9.00 per square foot, increasing to $9.50 per square foot after the fifth year.  As an incentive for JoAnn’s Stores Inc. signing the lease, the owners are giving the tenant $251,270 for tenant improvements and abating the base rent for the initial nineteen months.

  (Y)

The sole tenant expanded the building by 1,700 square feet to a total of 42,666 square feet resulting in additional rental income.

 (Z)

Higher distributions in 2007 resulted from additional rent from amortized tenant improvements.

 (AA)Circuit City, which occupied 33,881 square feet of the total 123,753 square feet, filed for Chapter 11 Bankruptcy in November 2008.  Circuit City vacated its space in February, 2009 and paid rent through part of February 2009.  For 2009, the annual distribution percentage has been re-projected at 3.14% until the vacant space is re-tenanted.

Liquidity of Prior Programs

While engaged in a public offering of its common stock, each of the four REITs previously sponsored by IREIC disclosed in its prospectus the time at which it anticipated its board would consider listing, liquidating or selling its assets individually.  The following summary sets forth both the dates on which these REITs anticipated considering a liquidity event and the dates on which the liquidity events occurred, if ever.

•

Inland Real Estate Corporation. IRC stated that the company anticipated that, by 1999, its directors would determine whether to apply to have the shares of its common stock listed for trading on a national stock exchange.  In July 2000, IRC became a self-administered REIT by acquiring, through merger, its advisor and its property manager. The board evaluated market conditions each year thereafter.  The board decided that conditions were favorable in 2004, and IRC listed its shares on the New York Stock Exchange and began trading in June 2004.  On September 30, 2009, the closing price of IRC’s common stock on the New York Stock Exchange was $8.76 per share.

•

Inland Retail Real Estate Trust, Inc.  IRRETI stated that the company anticipated that, by February 2004, its directors would determine whether to apply to have shares of its common stock listed for trading on a national stock exchange.  In December 2004, IRRETI became a self-administered REIT by acquiring, through merger, its business manager and advisor and its property managers. The board of directors of IRRETI thereafter considered market conditions and chose not to list its common stock.  IRRETI instead consummated a liquidity event by merging with Developers Diversified Realty Corporation, a New York Stock Exchange-listed REIT, in

February 2007.  IRRETI’s stockholders received, for each share of common stock held, $12.50 in cash and $1.50 in common shares of DDR, which equates to a 0.021569 common share of DDR.

•

Inland Western Retail Real Estate Trust, Inc.  Inland Western stated that the company anticipated that, by September 2008, its directors would determine whether to apply to have the shares of its common stock listed for trading on a national stock exchange, or whether to commence subsequent offerings of its common stock.  In November 2007, Inland Western became a self-administered REIT by acquiring, through merger, its business manager and advisor and its property managers.  Inland Western’s board of directors, in accordance with the prospectus, then conducted due diligence to determine when, and if, to apply to have Inland Western’s common shares listed for trading on a national exchange.  The process incorporated outside advisors, detailed reports on the current real estate and financial markets, as well as the applicable listing requirements for various national stock exchanges.   After these discussions and review of the reports received, the board of directors determined, as of October 2008, not to list the shares on a national exchange at that time. The Inland Western board of directors stated that it will proceed to position the company for a liquidity event in the future, as it believes market conditions and other circumstances may warrant, whether through a listing of shares on a national exchange, a merger or a sale of its assets.

•

Inland American Real Estate Trust, Inc.  Inland American has disclosed to its investors that its board does not anticipate evaluating a listing on a national securities exchange until at least 2010.  ~~As of September 30, 2009, Inland American had not applied to list its common stock for trading.~~

Management

The following discussion updates the discussion contained in the section of our prospectus captioned “Management – Inland Affiliated Companies,” which begins on page 96 of the prospectus.

Inland Affiliated Companies

Our sponsor, Inland Real Estate Investment Corporation, or IREIC, is an affiliate of The Inland Real Estate Group, Inc., or TIREG, which is wholly owned by The Inland Group, Inc.  The first Inland entity was formed by a group of Chicago schoolteachers in 1967, and incorporated the following year.  TIREG and its affiliates are still centered in the Chicago metropolitan area.  Over the past forty years, TIREG’s affiliates have experienced significant growth and now make up a fully-integrated group of legally and financially separate companies that have been engaged in diverse facets of real estate providing property management, leasing, marketing, acquisition, disposition, development, redevelopment, renovation, construction, finance, investment products and other related services.  IREIC, our Business Manager and TIREG are part of The Inland Real Estate Group of Companies, Inc., which is comprised of independent legal entities that are either subsidiaries of the same entity, affiliates of each other, share some common ownership or were previously sponsored and managed by subsidiaries of IREIC.  These entities, some or all of which are sometimes referred to herein as “Inland,” were, in the aggregate, ranked by Crain’s Chicago Business in April 2009 as the sixteenth largest privately held company headquartered in the Chicago area.  In April 2009, Retail Traffic ranked the entities that comprise The Inland Real Estate Group of Companies as the eighth top owner and ninth manager in the United States.  In July 2008 National Real Estate Investor ranked The Inland Real Estate Group of Companies twenty-second in a survey of the top twenty-five owners of office space as of December 31, 2007.  Inland is one of the largest real estate management firms in Illinois and one of the largest commercial real estate and mortgage banking firms in the Midwest.  As of September 30, 2009, Inland affiliates or related parties have raised more than $17.9 billion from investment product sales to over 344,000 investors, many of whom have invested in more than one product.  Inland has completed 409 programs, comprised of 403 public and private limited partnerships, five 1031 exchange programs and one public REIT.  No program has paid total distributions less than the total contributed capital.  For these purposes, Inland considers a program to be “completed” at the time that it no longer owns any assets.

As of September 30, 2009, Inland affiliates or related parties cumulatively had 1,389 employees, owned properties in forty-six states and managed assets with a value exceeding $25.3 billion.  As of September 30, 2009, IREIC was the general partner of limited partnerships which owned in excess of 2,007 acres of pre-development land in the Chicago area, as well as over 2 million square feet of real property and 1,522 apartment units.  Another affiliate, Inland Real Estate Brokerage, Inc., since 2000 has completed more than $862 million in commercial real estate sales and leases and has been involved in the sale of more than 6,700 multi-family units and the sale and lease of over 72 million square feet of commercial property. As of September 30, 2009, another affiliate, Inland Mortgage Brokerage Corporation, had originated more than $14.76 billion in financing including loans to third parties and affiliated entities and owned a loan portfolio totaling approximately $340 million.  Another affiliate, Inland Commercial Mortgage Corporation, had originated more than $455 million in financing as of September 30, 2009. Inland Mortgage Servicing Corporation services a loan portfolio with a face value exceeding $11.2 billion.

As of September 30, 2009, Inland was responsible for managing approximately 113.3 million square feet of commercial properties located in forty-six states, as well as 10,120 multi-family units.  A substantial portion of the portfolio, approximately 33.8 million square feet, consists of properties leased on a triple-net lease basis.  A triple-net lease means that the tenant operates and maintains the property and pays rent that is net of taxes, insurance, and operating expenses.  Inland Real Estate Acquisitions, another affiliate, has extensive experience in acquiring real estate for investment.  Over the years, through Inland Real Estate Acquisitions and other affiliates, Inland has acquired more than 2,748 properties.

Another affiliate, Inland Real Estate Development Corporation, has handled the design, approval and entitlement of parcels that have included in excess of 11,000 residential units, 13.5 million square feet of retail land and 7.6 million square feet of industrial land.  Inland Real Estate Development has been responsible for the land development of over 3,300 of those residential units, 7.6 million square feet of the retail land and all 7.6 million square feet of the industrial land.  Inland Real Estate Development currently manages an inventory of over 3,500 acres of land for development of which approximately 1,500 acres it or its affiliates own.

Plan of Distribution

The following information is inserted at the end of the section of the prospectus captioned “Plan of Distribution,” which begins on page 206.

Status of the Offering

The following table provides information regarding the total shares sold in our offering as of November 30, 2009.

	Shares	Gross Proceeds ($) (1)	Commissions and Fees ($) (2)	Net Proceeds ($) (3)

From our sponsor:	20,000	200,000	–	200,000

Shares sold in the offering:	1,680,013	16,756,023	1,634,725	15,121,298

Shares sold pursuant to our distribution reinvestment plan:	1,999	18,987	–	18,987

Total:	1,702,012	$16,975,010	$1,634,725	$15,340,285

(1)

Gross proceeds received by us as of the date of this table for shares sold to investors pursuant to accepted subscription agreements.

(2)

Inland Securities Corporation serves as dealer manager of this offering and is entitled to receive selling commissions and certain other fees, as discussed further in our prospectus.

(3)

The amount indicated under net proceeds is prior to issuer costs.